FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2005

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 365
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: Dec 20, 2005

SADIA S.A.

By:/s/ Luiz Gonzaga Murat Junior
----------------------------------
Name: Luiz Gonzaga Murat Junior
Title: Chief Financial Officer

SADIA S.A.
A PUBLICLY HELD COMPANY
CNPJ/MF nº 20.730.099/0001-94
NIRE 42 300 025 747

MINUTES OF THE SPECIAL PREFERRED SHAREHOLDERS MEETING HELD ON DECEMBER 15, 2005

1 - DATE, TIME AND PLACE: On December 15, 2005, at 03:30 p.m. at the main address of Sadia S.A. (the “Company”), located at Rua Senador Attílio Fontana, No. 86, in Concórdia – SC.

2 - ATTENDANCE: Attended by shareholders representing more than fifty-seven percent (57%) of the total Preferred Shares issued by the Company, according to signatures in the Book of Shareholders Attendance No. 01.

3 - CHAIR: Chairman: Mr. Walter Fontana Filho, Chairman of the Board of Directors; Secretary: Mr. Mauro E. Guizeline.

4 - NOTICE: Published in the newspapers Diário Oficial do Estado de Santa Catarina, on October 28, November 03 and 04, 2005; O Estado de São Paulo on October 28, 29 and 31, 2005 and A Notícia (Joinville-SC), on October 28, 29 and 31, 2005.

5 - ORDER OF BUSINESS: Compliance with Paragraph 1, Article 136 of Law No. 6404/76, on making a resolution about the approval of item (1)(ii) of the Order of Business of the Extraordinary Shareholders Meeting, the purpose of which is to exclude the right to a dividend, per preferred share, 10% higher than that of each common share.

6 - READING DOCUMENTS, RECEIVING VOTES AND ISSUING THE MINUTES: (1) By unanimous voting, the reading of the documents relating to the matter to be discussed by the Special Preferred Shareholders Meeting was waived since those documents were already known to the shareholders present. (2) Any declaration of vote, objection and dissent shall be numbered, received and authenticated by the Chair and filed at the Company’s main address pursuant to Art. 130, Paragraph 1, Law No. 6404/76. (3) The issuance of these minutes in summary format and its publication omitting the signature of all shareholders were authorized in accordance with Art. 130, Paragraphs 1 and 2, Law No. 6404/76, respectively.

7 - CLARIFICATIONS: Initially, the Chairman explained the need to amend the Company’s By-Laws under discussion, aiming to: (a) improve Good Corporate Governance practices, (b) seek an alignment of the interests of shareholders of common and preferred shares; and (c) add value to the Company. The Chairman also stated that, on this same date, at the Extraordinary Shareholders Meeting (“ESM of December 15, 2005”), the Company’s shareholders approved, by more than half of the title holders of preferred shares – subject to ratification by the Special Preferred Shareholders Meeting, the exclusion of the right to a dividend, per preferred share, 10% higher than that of each common share, from the Company’s Bylaws, within a time frame of one (1) year, as from this date – the proposal submitted by the Company’s Board of Directors to (i) grant preferred shares the right to be included in any possible public offering for the disposal of the Company’s control, with the guarantee of a minimum price equal to eighty percent (80%) of the amount paid for each voting share which is an integral part of the controlling block to title holders of preferred shares and (ii) as a replacement, exclude from letter (b) of Art. 12 of the Company’s Bylaws, the advantage of the title holders of preferred shares receiving dividends at least 10% higher than those granted to title holders of common shares, and therefore the compensation paid to common and preferred shares, under dividends, becoming equal and accordingly, amending the Bylaws to rewrite letter (b) of Art. 12.

8 - RESOLUTIONS: After the discussions relating to the matter in the Order of Business, the preferred shareholders present, title holders of fifty-seven point twelve percent (57.12%) of the total preferred shares issued by this Company, by unanimous voting, and in compliance with the provisions in Paragraph 1 of Art. 1º. 136 of Law No. 6404/76, as amended, resolved to ratify, in full and with no qualification, the resolution in item (1)(ii) of the Order of Business of the ESM of December 15, 2005, and therefore the exclusion of letter (b) of Art. 12 of the Company’s Bylaws, i.e., about the advantage of the title holders of preferred shares receiving dividends at least 10% higher than those granted to title holders of common shares, and therefore the compensation paid to common and preferred shares, under dividends, becoming equal. In view of the foregoing, the amendment of letter (b) of Art. 12 of the Company’s Bylaws is also ratified, as approved by the shareholders present at the ESM of December 15, 2005. It was recorded that the shareholder Caixa de Previdência dos Funcionários do Banco do Brasil/Previ submitted a statement on the matters included in the Order of Business, which was received and authenticated by the Chair, and will be filed at the Company’s main address.

9 - ADJOURNMENT: There being no further business, the Chairman adjourned the session for the time required to issue these minutes. Upon reopening the session, the minutes were read and approved by those present, signed by the Chairman and by the Secretary and also by the preferred shareholders identified below.

Concórdia - SC, December 15, 2005.

Walter Fontana Filho
Chairman

Mauro E. Guizeline
Secretary

Shareholders:

ADÍLSON SERRANO SILVA
ALFREDO FELIPE DA LUZ SOBRINHO
ANA MARIA GONÇALVES FURLAN
ANA PAULA RANIERI MURAT
ANTONIO PAULO LAZZARETTI
ATTILIO FONTANA NETO
CARLA MARIA CARVALHO FONTANA
CARMEN MANZ MUNARETTO
CHRISTIANE ASSIS
CLAUDIO LEMOS PINHEIRO
DANIEL BOTURÃO D'AVILA
DENILDA PEREIRA FONTANA
DIVA HELENA FURLAN
EDUARDO FONTANA D'AVILA
ELIANE MARIA RANIERI MURAT
ESPÓLIO DE OMAR FONTANA
FELIPE BOTURÃO D'AVILA
FLAVIO LUIS FÁVERO
FLAVIO RIFFEL SCHIMIDT
GABRIELLA FURLAN VILLARES
GILBERTO MEIRELES XANDÓ BAPTISTA
GILBERTO TOMAZONI
ITÁLIA BORDIN FONTANA
JORGE SIRITO DE VIVES
JOSÉ AUGUSTO LIMA DE SÁ
JOSÉ CARLOS FONTANA
JOSÉ DIAS MARTINS PEREIRA
JOSÉ MARTINS DE GODOY
JULIANA MIRANDA CAMPOS
LEILA MARIA FURLAN DA SILVA TELLES
LUCILA MARIA FURLAN
LUCY FONTANA FURLAN
LUIZ FELIPE RANIERI MURAT
LUIZ FERNANDO FURLAN
LUIZ GONZAGA MURAT JÚNIOR
LUIZ GOTARDO FURLAN
MARCELO FONTANA
MARIA APARECIDA CUNHA FONTANA
MARIA HELENA LUZ BALZINI
MÁRIO FONTANA
ODYLLA FONTANA D'AVILA
OLGA MARIA DE CARVALHO LUZ
ONEIDA MARIA SCHNITZER FONTANA
OSÓRIO HENRIQUE FURLAN
OSÓRIO HENRIQUE FURLAN JÚNIOR
pp. GISELE SANCHES MASCAROZ LEVY
PAULO FRANCISCO ALEXANDRE STRIKER
PEDRO ALBERTO FONTANA
RICARDO FERNANDO THOMAS FERNANDES
RODRIGO COELHO DE GODOY
RODRIGO RANIERI MURAT
pp. GISELE SANCHES MASCAROZ LEVY
ROMANO ANCELMO FONTANA
RONALDO KOBARG MÜLLER
RUTH MARIA CARVALHO LUZ MALZONI
ALBERTO STRINGHINI
ADMINISTRADORA E COMERCIAL OLD. LTDA.
CLUBE DE INVESTIMENTO DEC
VALÉRIA PEREIRA FONTANA
VALMOR SAVOLDI
VÂNIA CUNHA FONTANA
VERA LÚCIA FONTANA
VICENTE FALCONI CAMPOS
WALTER FONTANA FILHO
VIRGINIA RETIREMENT SYSTEM
STATE STREET EMERGING MARKETS
THE BRAZIL MSCI EM MKTS INDEX COMMON TRUST FU
PHILIPS ELECTRONICS N.A. CORP MASTER RET TRU
FRANKLIN TEMPLETON INVESTMENT FUNDS
MORGAN STANLEY DEAN WITTER INTL FUND
COLLEGE RETIREMENT EQUITIES FUND
NORGES BANK
THE CALIFOIRNIA STATE TEACHERS RETIREMENT SYS.
MISSOURI STATE EMPLOYEES RETIREMENT SYSTEM
MORGAN STANLEY INST F INC A I A PORTFOLIO
STATE OF CONNECTICUT RET PLANS AND TRT FUN
THE MASTER T B OF JAPAN LTD RE MTBC400035174
STICHTING PENSIOENFONDS ABP
FORD MOTOR CO DEFINED BENEF MASTER TRUST
TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS
BP PENSION FUND
FLORIDA RETIREMENT SYSTEM TRUST FUND
VANGUARD EMERGING MARKETS SHARE INDEX FUND
VANGUARD EMERGING MARKETS STOCK INDEX FUND
AEGONTRANSAMERICA SER FUND INC V K AC INT ALL
HARDING LOEVNER FUNDS INC INST EMERG MKTS PORTFOLIO
COMMONFUND EMERGING
HARDING LOEVNER FUNDS INC. EM. MK. PORTFOLIO
TEACHER RETIREMENT SYSTEM OF TEXAS
SANLAM GLOBAL FUNDS PLC
IBM TAX DEFERRED SAVINGS PLAN
pp. VANESSA LEONEL DO PRADO
CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL – PREVI
pp. DEIVIS MARCON ANTUNES
ARX LONG SHORT
FAMA SNIPER FI MULTIMERCADO LONGO PRAZO
FAMA STRIKER 28 FUNDO DE INV MULTIMERCADO LON
SUL AMÉRICA FOCUS FUNDO DE INVESTIMENTO EM AÇÕES
FAÇOPAC SOCIEDADE DE PREVIDÊNCIA PRIVADA
PHENIX SEGURADORA S.A.
PREVIALBARUS - SOC DE PREVIDÊNCIA PRIVADA
PREVICOKE SOCIEDADE DE PREVIDÊNCIA PRIVADA
pp. MAURO EDUARDO GUIZELINE
PREVID EXXON SOC. PREVIDÊNCIA PRIVADA
SEGURIDADE SOCIEDADE DE PREVIDÊNCIA PRIVADA
UNILEVERPREV - SOCIEDADE DE PREVIDÊNCIA PRIVADA
FUNDAÇÃO CESP
FUNDAÇÃO ELETROBRÁS DE SEG. SOCIAL - ELETROS
FUNDAÇÃO PETROBRÁS DE SEGURIDADE SOCIAL - PETROS
FUNDAÇÃO VALE DO RIO DOCE DE SEG. SOCIAL VALIA
ARX FUNDO DE INVESTIMENTO EM AÇÕES
CLUBE DE INVEST DOS EMPREG DA VALE INVESTVALE
CARTEIRA ADMINISTRADA DA DERMINAS SOC. CIVIL SEG. SOCIAL
pp. MAURO EDUARDO GUIZELINE
CLUBE DE INVESTIMENTO HG REAL
H G CAMINO FUNDO DE INVESTIMENTO EM AÇÕES
HEDGING-GRIFFO CARTEIRA ADMINISTRADA - REAL FUNDO DE INVESTIMENTO MULTIMERCADO
HEDGING-GRIFFO VERDE - FUNDO DE INVESTIMENTO MULTIMERCADO
HEDGING-GRIFFO VERDE 14 FUNDO DE INVESTIMENTO MULTIMERCADO
HG AGAR - FUNDO DE INVESTIMENTO MULTIMERCADO
TARPON HG LONG SHORT FIA
HG ÁQUILA FUNDO DE INVESTIMENTO MULTIMERCADO LONGO PRAZO
HG BETA 14 FUNDO DE INVESTIMENTO EM AÇÕES
HG CARTEIRA ADMINISTRADA HEDGE FUNDO DE INVESTIMENTO MULTIMERCADO
HG CEREJEIRA FUNDO DE INVESTIMENTO EM AÇÕES
HG CLIQUE FUNDO DE INVESTIMENTO EM AÇÕES
HG HIPER FUNDO DE INVESTIMENTO MULTIMERCADO
HG MASTER FUNDO DE INVESTIMENTO MULTIMERCADO
HG MEGA HOPE FUNDO DE INVESTIMENTOS EM AÇÕES
HG ÔNIX FUNDO DE INVESTIMENTO EM AÇÕES
HG PILAR - FUNDO DE INVESTIMENTO MULTIMERCADO
HG PRIVATE FUNDO DE INVESTIMENTO MULTIMERCADO
HG PROVENCE EQUITY FUNDO DE INVESTIMENTO EM AÇÕES
HG PROVENCE FUNDO DE INVESTIMENTO EM COTAS DE FUNDOS DE INVESTIMENTO MULTIMERCADO
HG RAPHAEL FUNDO DE INVESTIMENTO EM AÇÕES
HG STAR FUNDO DE INVESTIMENTO MULTIMERCADO
HG STRATEGY 30 FUNDO DE INVESTIMENTO EM AÇÕES
HG STRATEGY II FUNDO DE INVESTIMENTO EM AÇÕES
HG STRATEGY LONG SHORT - FUNDO DE INVESTIMENTO MULTIMERCADO
HG TOP - FUNDO DE INVESTIMENTO MULTIMERCADO
HG TOP 30 FUNDO DE INVESTIMENTO MULTIMERCADO
HG TURBUS FUNDO DE INVESTIMENTO MULTIMERCADO
SKOPOS HG FUNDO DE INVESTIMENTO EM AÇÕES
TARPON LONG&SHORT HG FUNDO DE INVESTIMENTO EM AÇÕES
GREEN HG FUND, LLC
HG GLOBAL MACRO MASTER FUND, LP
SKOPOS HG FUND, LLC
STRATEGY HG FUND, LLC
STRATEGY HG LONG & SHORT FUND, LLC
TARPON HG LONG AND SHORT FUND, LLC
pp. LUCILA PRAZERES DA SILVA
BURNLEY LLC
GENERAL ELECTRIC PENSION TRUST
GMO EMERGING MARKETS FUND
GMO MEAN REVERSION FUND, LP
PENSION RESERVES INVESTMENT MANAGEMENT
THE MONETARY AUTHORITY OF SINGAPORE
VERIZON EMERGING MARKETS FUND
ISHARES MSCI BRAZIL (FREE) INDEX FUND
HANSBERGER INSTITUTIONAL SERIES EMERGING MARKETS FUND
HARRIS INSIGHT EMERGING MARKETS FUND
M&G INVESTMENT MANAGEMENT LTD.
THE OSPRAIE PORTFOLIO LTD.
SCHAFER CULLEN MANAGEMENT
THREADNEEDLE INVESTMENT FUNDS ICVC
UNIBANCO INSTITUCIONAL IBX FI AÇÕES
PREVI GILLETTE SOCIEDADE DE PREVIDÊNCIA PRIVADA
PREVIALBARUS SOCIEDADE DE PREVIDÊNCIA PRIVADA
PREVIDENCIA B FI AÇÕES
UNIBANCO INSTITUCIONAL IBOVESPA FI AÇÕES
PREVIDENCIA C FI AÇÕES
PREVID EXXON - SOCIEDADE DE PREVIDÊNCIA PRIVADA
SYNGENTA PREVI - SOCIEDADE DE PREVIDÊNCIA PRIVADA - RV
FUNDAÇÃO PREVIDENCIÁRIA IBM BD-RV-ATIVA
UNIBANCO AIG PREVER IV RV 30 FI MULTIMERCADO
UNIBANCO IBOVESPA INDEX FI AÇÕES
UBB AIG CORPORATE RV
UNIBANCO PREVIDÊNCIA IBOVESPA FI AÇÕES
UNIBANCO AIG PREVER I RV 30 FI MULTIMERCADO
UNIBANCO AIG CORPORATE RV 20 FI MULTIMERCADO
UBB AIG CORPORATE RV 35 FI MULTIMERCADO
INSTITUTO AMBEV PREV.PRIVADA - AGRESSIVO
FUNDAÇÃO FRANCISCO MARTINS BASTOS
TEXACO SOCIEDADE PREVIDENCIÁRIA
UNIBANCO SUL ENERGIA IBOVESPA INDEX FI AÇÕES
UAM UNIBANCO AIG VIDA E PREVIDÊNCIA S/A
INSTITUCIONAL T FI AÇÕES
AQUILA 2 FI MULTIMERCADO
UNIBANCO PREVIDENCIA IBX FI AÇÕES
JJSP FUND - I FI MULTIMERCADO
PREVER PLATINUM RV 49 FI MULTIMERCADO
EQUITY I FI AÇÕES
UNIFUND ARBITRAGEM RV FI MULTIMERCADO
UNIBANCO AIG PREVER II RV 30 FI MULTIMERCADO
PREVIDENCIA NE FI AÇÕES
CYAMPREV SOCIEDADE DE PREVIDÊNCIA PRIVADA
UNIFUND ARBITRAGEM PLUS FI MULTIMERCADO
UNIFUND ALPHA CENTAURI FI MULTIMERCADO
UNIBANCO AIG CORPORATE II RENDA VARIAVEL 49 FI MULTIMERCADO
SAMAMBAIA I FUNDO DE INVESTIMENTO EM AÇÕES
CARTEIRA INSTITUCIONAL 116 FIA
AMEX PREV SOCIEDADE DE PREVIDENCIA PRIVADA
UNIBANCO MASTER ARBITRAGEM I FI MULTIMERCADO
pp.MAURO EDUARDO GUIZELINE
UNIBANCO MASTER ARBITRAGEM II FI MULTIMERCADO
PRHOSPER PREVIDÊNCIA RHODIA
UNILEVERPREV - SOCIEDADE DE PREVIDÊNCIA PRIVADA
PREVI NOVARTIS SOCIEDADE PREVIDENCIÁRIA
PREVICOKE SOCIEDADE DE PREVIDÊNCIA PRIVADA
UAM - SEGURIDADE SOCIEDADE DE PREVIDÊNCIA PRIVADA
FORD PREVIDÊNCIA PRIVADA
UNIBANCO BLUE FI AÇÕES
UAM - UNIBANCO AIG SEGUROS S/A.
CARTEIRA INSTITUCIONAL 3 FI MULTIMERCADO
pp.MAURO EDUARDO GUIZELINE
ITAU INDEX FUNDO DE INVESTIMENTO EM ACOES
ABBPREV SOCIEDADE DE PREVIDENCIA PRIVADA
INSTITUTO AERUS DE SEGURIDADE SOCIAL
AGK AÇÕES FI
ALANA AÇÕES FI
ITAU BALENCEADO FMP FGTS CARTEIRA LIVRE
ITAU INSTITUCIONAL PORTFOLIO AÇÕES FI
ITAU PRIVATE AÇÕES ATIVO FIA
ITAU INSTITUCIONAL SELEÇÃO AÇÕES FI
ITAU INVESTPREV PREVINDENCIARIO AÇÕES FI
BBA TOP SAFIRA FIA
FIF BOSCH BRASIL IV
ITAU CAIXA AÇÕES FI
CICLOPE PREVIDENCIARIO MULTIMERCADO FI
CISPER PREVIDENCIA PRIVADA
CLUBE ITAU DE INVESTIMENTO MULTIAÇÕES
CORRENTE SOCIEDADE DE PREVIDENCIA PRIVADA
CYAMPREV SOCIEDADE DE PREVIDENCIA PRIVADA
EATONPREV SOCIEDADE PREVIDENCIARIA
ITAU EQUITY HEDGE MULTIMERCADO FI
FUND. ESCELSA SEGURIDADE SOCIAL - ESCELSOS
ITAU EXCELENCIA SOCIAL AÇÕES FI
EXXON SOCIEDADE DE PREVIDENCIA PRIVADA
FASERN - FUNDAÇÃO COSERN DE PREV. COMPLEMENTAR
ITAU FUNDO MULTIPATROCINADO
FORD PREVIDENCIA PRIVADA
GALAXIA AÇÕES FI
HP SOCIEDADE PREVIDENCIÁRIA - AGRESSIVO
HP SOCIEDADE PREVIDENCIÁRIA - CONSERVADOR
HP SOCIEDADE PREVIDENCIÁRIA - MODERADO
FUNDACAO PREVIDENCIARIA IBM
IMOLA MULTIMERCADO FI
ITAU INDEX FUNDAÇÕES REFERENCIADO AÇÕES
FUNDAÇÃO FRANCISCO MARTINS BASTOS
ITAU CARTEIRA LIVRE AÇÕES FI
ITAU VALOR AÇÕES FI
ITAU AÇÕES FI
ITAUPREV AÇÕES FI
JBS AÇÕES FI
pp.ANDRE HOLDEFER
JJSP FUND. II PREVIDENCIARIO MULTIMERCADO FI
MARCOPREV SOCIEDADE DE PREVIDENCIA PRIVADA
ITAU EXPERTISE AÇÕES FI
MAUAPREV SOCIEDADE DE PREVIDENCIA PRIVADA
ITAU MIRANTE IBX AÇÕES FI
PREV-MOTOROLA SOCIEDADE DE PREVIDENCIA PRIVADA
MULTIMARCAS PERFORMANCE FI EM AÇÕES
PREV NOVARTIS SOCIEDADE DE PREV. PRIVADA
PARATI PREVIDENCIARIO MULTIMERCADO FI
PREVICUMMINS SOCIEDADE DE PREV. PRIVADA
DANAPREV SOCIEDADE DE PREV. COMPLEMENTAS
PREV-ERICSSON SOCIEDADE DE PREV. PRIVADA
PREVINDUS MASTER PREVIDENCIARIO MULTIMERCADO FI
RANDOPREV FUNDO DE PENSÃO
PRHOSPER - PREVIDENCIA RHODIA
PREVSCANIA SOCIEDADE DE PREV. PRIVADA
SOCIEDADE DE PREV. PRIVADA SCHNEIDER
ITAU SELEÇÃO AÇÕES FI
ITAU PRIVATE SELECT AÇÕES FI
ITAU PERSONNALITE TECHNIQUE AÇÕES FI
TEXPREV TEXACO SOCIEDADE PREVIDENCIARIA
TRAMONTINAPREV SOCIEDADE PREVIDENCIARIA
VIKINGPREV SOCIEDADE DE PREV. PRIVADA
ITAU LIVESTOCK PREVIDENCIA AÇÕES FI
DC PREV SOCIEDADE DE PREVIDENCIA PRIVADA
FUNDAÇÃO CESP
PIBB FUNDO DE INDICE BRASIL-50-BRASIL TRACKER
pp.ANDRE HOLDEFER
BEP CAIXA DE PREV. SOCIAL - PREVBEP
PREVDOW SOCIEDADE DE PREV. PRIVADA
LUXOR AÇÕES FI
FUNDAÇÃO SUPREV
pp.ANDRE HOLDEFER
FUNDO DE INVESTIMENTO MULTIMERCADO PACTUAL HEDGE;
FUNDO DE INVESTIMENTO MULTIMERCADO PACTUAL HEDGE PLUS;
FUNDO DE INVESTIMENTO MULTIMERCADO PACTUAL ARBITRAGEM;
FUNDO DE INVESTIMENTO AÇÕES PACTUAL ANDRÔMEDA;
FUNDO DE INVESTIMENTO DE AÇÕES PACTUAL DINÂMICO;
ACTON INVESTMENT MANAGEMENT LLC.
pp.BRUNO ALEXANDRE LICARIÃO ROCHA
HSBC GLOBAL INVESTMENT FUNDS
HSBC FI ACOES VALOR
FUNDO MUTUO DE INV.ACOES C L CCF FLASH
HSBC FUNDO DE INVESTIMENTO ACOES INSTITUCIONAL
BRADESCO FIA IBOVESPA PLUS
BRADESCO FIA INDEX
BRADESCO IBX PLUS FIA
BRAM FIA IBOVESPA
BRAM FUNDO DE INVESTIMENTOS EM AÇÕES
BRAM FUNDO DE INVESTIMENTO EM AÇÕES FIGUEIRA
pp. MAURO EDUARDO GUIZELNE
FI AÇÕES SANTANDER FUNBR
PREVBEP CAIXA DE PREVIDÊNCIA SOCIAL
ÁQUILA FUNDO DE INVESTIMENTO MULTIMERCADO
MASARIK II FIF – RENDA VARIÁVEL
MASARIK II FIF – CONSOLIDADO
FI MULTIMERCADO SANTANDER INSTITUCIONAL XLI
SUPER FI MULTIMERCADO SANTANDER GESTÃO
FI MULTIMERCADO GRANADA
FI MULTIMERCADO PB VII
FI MULTIMERCADO SANTANDER BANESPA ESTRATÉGIA
FI MULTIMERCADO SOPHIA
FI MULTIMERCADO SANTANDER ARBITRAGEM
FI MULTIMERCADO SANTANDER BANESPA ALPHA
PGBL FI MULTIMERCADO SANTANDER COMPOSTO 20 EX.
FI MULTIMERCADO 20 SANTANDER BANESPA II
FI MULTIMERCADO 20 SANTANDER BANESPA
FI SANTANDER BANESPA MULTIMERCADO 49 REAL ASSET
SUPER FI AÇÕES SANTANDER AÇÕES
FI AÇÕES SANTANDER BISA
FI AÇÕES SANTANDER IBRX ATIVO INSTITUCIONAL
FI AÇÕES SANTADER VIGO
FI AÇÕES ANTANDER INSTITUCIONAL
SUPER FI AÇÕES SANTANDER ESPECIAL
pp. HERALDO GARCIA SAYÃO